Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the nine month period ended September 30, 2022 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F (as may be amended by the Form 20-F/A (as defined below), the “2021 20-F”).

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30	December 31
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$116,908	$222,378
Restricted cash, current	11,162	—
Accounts receivable, net	34,625	48,819
Contract assets	31,488	21,753
Prepaid expenses	40,493	24,436
Other current assets	3,429	7,297

Total current assets	238,105	324,683

Property and equipment, net	11,824	14,445
Intangible assets, net	143,044	191,219
Goodwill	285,839	346,418
Investments	21,026	—
Restricted cash, non-current	22,325	—
Other assets	11,832	10,319

Total assets	$733,995	$887,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,645	$19,881
Accrued expenses	39,347	55,889
Deferred revenue	40,784	29,871
Current debt	7,163	23
Derivative warrant liabilities	5,598	16,794
Other current liabilities	16,773	30,354

Total current liabilities	140,310	152,812

Long-term debt – less current portion	6,861	65
Deferred tax liability	13,888	16,902
Other liabilities	—	11,127

Total liabilities	161,059	180,906

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 201,361,536 shares issued and outstanding at September 30, 2022; unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021	2,014	1,936
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2022 and December 31, 2021	2	2
Additional paid-in capital	1,557,739	1,461,730
Accumulated deficit	(811,237)	(757,317)
Accumulated other comprehensive loss	(175,582)	(173)

Total shareholders’ equity	572,936	706,178

Total liabilities and shareholders’ equity	$733,995	$887,084

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Revenue	$78,650	$69,136	$235,690	$178,723
Cost of revenue	72,821	86,441	236,013	366,746

Gross profit (loss)	5,829	(17,305)	(323)	(188,023)

Operating expenses:
Sales and marketing	6,207	6,077	24,412	16,943
Research and development	8,105	9,789	23,230	19,928
General and administrative	24,878	28,741	89,964	262,442
Transaction expenses	—	2,876	128	9,646

Total operating expense	39,190	47,483	137,734	308,959

Loss from operations	(33,361)	(64,788)	(138,057)	(496,982)

Interest expense, net	(367)	(175)	(1,133)	(3,185)
Loss on disposal of assets	(164)	—	(171)	(1)
Gain on fair value remeasurement of contingent consideration	—	—	4,408	—
Change in fair value of derivative warrant liabilities	(2,224)	(10,452)	11,196	(49,319)
Gain on foreign currency	25,548	4,941	68,302	9,645

Total other (expense) income	22,793	(5,686)	82,602	(42,860)

Loss before income taxes	(10,568)	(70,474)	(55,455)	(539,842)

Income tax (expense) benefit	(229)	497	(744)	379
Gain from equity method investment	1,830	—	2,279	—

Net loss	$(8,967)	$(69,977)	$(53,920)	$(539,463)

Preferred share accretion	—	—	—	(11,327)

Net loss attributable to common stockholders	$(8,967)	$(69,977)	$(53,920)	$(550,790)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.04)	$(0.37)	$(0.27)	$(4.02)
Weighted average common stock outstanding:
Basic and diluted	200,142,706	188,866,430	198,099,515	137,022,447

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Net loss	$(8,967)	$(69,977)	$(53,920)	$(539,463)
Other comprehensive loss:
Foreign currency translation adjustments	(72,888)	(19,629)	(175,409)	(21,383)

Comprehensive loss	$(81,855)	$(89,606)	$(229,329)	$(560,846)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Temporary Equity and Shareholders’ Equity (Deficit)

(Unaudited)

(Amounts in thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2022	—	$—	193,585,625	$1,936	18,500,000	$2	$1,461,730	$(757,317)	$(173)	$706,178
Net loss	—	—	—	—	—	—	—	(40,198)	—	(40,198)
Stock-based compensation	—	—	—	—	—	—	37,180	—	—	37,180
Vesting of restricted shares	—	—	1,622,776	16	—	—	(16)	—	—	—
Issuance of common stock in connection with business combinations	—	—	2,701,576	27	—	—	17,425	—	—	17,452
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(29,526)	(29,526)

Balance at March 31, 2022	—	$—	197,909,977	$1,979	18,500,000	$2	$1,516,319	$(797,515)	$(29,699)	$691,086

Net loss	—	—	—	—	—	—	—	(4,755)	—	(4,755)
Stock-based compensation	—	—	—	—	—	—	23,492	—	—	23,492
Vesting of restricted shares	—	—	1,664,568	17	—	—	(17)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(72,995)	(72,995)

Balance at June 30, 2022	—	$—	199,574,545	$1,996	18,500,000	$2	$1,539,794	$(802,270)	$(102,694)	$636,828

Net loss	—	—	—	—	—	—	—	(8,967)	—	(8,967)
Stock-based compensation	—	—	—	—	—	—	17,963	—	—	17,963
Vesting of shares	—	—	1,786,991	18	—	—	(18)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(72,888)	(72,888)

Balance at September 30, 2022	—	$—	201,361,536	$2,014	18,500,000	$2	$1,557,739	$(811,237)	$(175,582)	$572,936

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
Balance at January 1, 2021 (as previously reported)	218,561,319	$350,675	1,873,423	$24	—	$—	$2,393	$(153,237)	$11,393	$(139,427)
Retroactive application of reverse capitalization	—	—	68,166,819	676	—	—	(676)	—	—	—

Balance at January 1, 2021, effect of reverse capitalization (see Note 2 – Reverse Capitalization)	218,561,319	$350,675	70,040,242	$700	—	$—	$1,717	$(153,237)	$11,393	$(139,427)
Net loss	—	—	—	—	—	—	—	(5,322)	—	(5,322)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	932	932
Preferred share accretion	—	9,261	—	—	—	—	—	(9,261)	—	(9,261)

Balance at March 31, 2021	218,561,319	$359,936	70,040,242	$700	—	$—	$1,717	$(167,820)	$12,325	$(153,078)

Net loss	—	—	—	—	—	—	—	(464,164)	—	(464,164)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(2,686)	(2,686)
Preferred share accretion	—	2,066	—	—	—	—	—	(2,066)	—	(2,066)
Merger recapitalization	(218,561,319)	(362,002)	9,547,104	96	—	—	49,842	—	—	49,938
Merger and PIPE financing, net of equity issuance costs of $38,215	—	—	67,498,704	675	—	—	481,182	—	—	481,857
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $9,293	—	—	13,000,000	130	—	—	237,577	—	—	237,707
Issuance of common stock in connection with the business combinations	—	—	5,606,234	56	—	—	102,235	—	—	102,291
Stock-based compensation	—	—	—	—	—	—	391,356	—	—	391,356
Vesting of restricted shares	—	—	20,766,840	208	—	—	1,240	—	—	1,448
Issuance of B shares	—	—	—	—	18,500,000	2	—	—	—	2

Balance at June 30, 2021	—	$—	186,459,124	$1,865	18,500,000	$2	$1,265,149	$(634,050)	$9,639	$642,605

Net loss	—	—	—	—	—	—	—	(69,977)	—	(69,977)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(19,629)	(19,629)
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $583	—	—	928,447	9	—	—	17,058	—	—	17,067
Issuance of common stock in connection with business combinations	—	—	499,998	5	—	—	8,195	—	—	8,200
Issuance of common stock in connection with warrant redemptions	—	—	3,813,105	38	—	—	96,356	—	—	96,394
Stock-based compensation	—	—	—	—	—	—	37,438	—	—	37,438

Balance at September 30, 2021	—	$—	191,700,674	$1,917	18,500,000	$2	$1,424,196	$(704,027)	$(9,990)	$712,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended
	September 30
	2022	2021
Cash Flows from operating activities:
Net loss	$(53,920)	$(539,463)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	51,422	41,936
Loss on disposal of assets	171	1
Gain on fair value remeasurement of contingent consideration	(4,408)	—
Stock-based compensation	78,647	451,943
Change in fair value of derivative warrant liabilities	(11,196)	49,319
Non-cash interest expense, net	526	2,630
Amortization of contract cost	652	591
Deferred income taxes (benefit)	(60)	(505)
Provision for doubtful accounts	696	533
Gain from equity method investment	(2,279)	—
Gain on foreign currency remeasurement	(55,638)	(5,498)
Changes in operating assets and liabilities
Effect of business combinations	—	(23,596)
Accounts receivable	5,360	(15,835)
Contract asset	(15,434)	(5,950)
Prepaid expenses	(22,074)	(29,581)
Other current assets	2,824	537
Other assets	(4,669)	320
Accounts payable	13,350	1,245
Accrued expenses	(7,912)	368
Deferred revenue	17,938	6,621
Other current liabilities	10,979	4,530
Other liabilities	(10,109)	(844)

Net cash used in operating activities	(5,134)	(60,698)
Cash flows from investing activities:
Purchases of property and equipment	(3,913)	(3,608)
Capitalization of internally developed software costs	(31,304)	(16,297)
Contribution to equity method investments	(7,871)	—
Equity investments without readily determinable fair values	(150)	—
Repayment of executive loan notes	—	4,738
Acquisition of business, net of cash acquired	(20)	(104,942)
Proceeds from disposal of assets	131	156

Net cash used in investing activities	(43,127)	(119,953)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	—	276,341
dMY Technology Group, Inc. II transaction costs	—	(24,828)
Capitalization of Genius equity issuance costs	—	(20,217)
PIPE financing, net of equity issuance costs	—	316,800
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	—	254,774
Issuance of B shares	—	2
Preference shares payout and Incentive Securities Catch-Up Payment	—	(313,162)
Repayment of loans and mortgage	—	(96,959)
Proceeds from exercise of Public Warrants	—	16,292

Net cash provided by financing activities	—	409,043
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23,722)	(5,935)
Net increase (decrease) in cash, cash equivalents and restricted cash	(71,983)	222,457
Cash, cash equivalents and restricted cash at beginning of period	222,378	11,781

Cash, cash equivalents and restricted cash at end of period	$150,395	$234,238

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$607	$555
Cash paid during the period for income taxes	$1,626	$3,209
Supplemental disclosure of noncash investing and financing activities:
Promissory notes arising from equity method investments	$14,688	$—
Issuance of common stock in connection with business combinations	$17,452	$—
Preferred share accretion	$—	$11,327
Deferred offering costs included in other current assets and accrued expenses	$—	$123
Conversion of preference shares to common stock	$—	$69,272
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$—	$(84,664)
Exercise of Private Placement Warrants	$—	$65,876

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares and public warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI” and “GENI WS”, respectively.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2021 20-F. The condensed consolidated balance sheet as of December 31, 2021, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2022, its results of operations, comprehensive loss and shareholders’ equity for the three and nine months ended September 30, 2022 and 2021, and its cash flows for the nine months ended September 30, 2022 and 2021. The results of the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ended December 31, 2022 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

In the third quarter of fiscal year 2022, the presentation of net loss and net loss per share attributable to common stockholders was revised to report preference share accretion on the face of the condensed consolidated statements of operations. The impact was an increase in the net loss attributable to common stockholders – basic and diluted of $11.3 million and $0.08 per share for the nine months ended September 30, 2021, and zero for all other reported periods.

Restricted Cash

Cash and cash equivalents that are legally restricted as to withdrawal or usage are classified in restricted cash, current and restricted cash, non-current, as applicable, on the condensed consolidated balance sheets.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of September 30, 2022, restricted cash relates to a guarantee issued by the Company that serves as collateral for certain obligations occurring in the normal course of business.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares, stock options, equity-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis. The Company elects to recognize the effect of forfeitures in the period they occur.

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. The liability is subsequently remeasured at each reporting period until settled, with compensation cost trued up for changes in fair value, pro-rated for the portion of the requisite service period rendered.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 codified as ASC 842, Leases (“ASC 842”), which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements – Leases (Topic 842). This update provides an alternative transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. In June 2020, the FASB issued ASU 2020-05, deferring the effective date for one year for all other entities to annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company has emerging growth company status and plans to adopt ASC 842 using the alternative transition method for our annual reporting period on December 31, 2022. The qualitative and quantitative effects of adoption of ASC 842 are still being analyzed, and the Company is in the process of evaluating the full effect, including the total amount of both financing and operating leases, the new guidance will have on the condensed consolidated financial statements. Additionally, the Company is in the process of evaluating the expanded disclosure requirements related to this ASU.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company adopted the standard and the adoption had no material impact on the Company’s condensed consolidated financial statements

Note 2. Reverse Capitalization

On April 20, 2021, the Merger was consummated.

Pursuant to the Business Combination Agreement, at Closing, the Company underwent a pre-closing reorganization wherein all existing classes of shares of Maven Topco (except for certain preference shares which were redeemed and cancelled as part of the reorganization) were exchanged for newly issued ordinary shares of the Company (“Genius ordinary shares”). Additionally, solely with respect to the Incentive Securities (defined below in Note 13 – Stock-based Compensation) of Maven Topco that were unvested prior to such reorganization and because the holders of such shares executed and delivered support agreements agreeing to the vesting and restrictions provisions therein, such shares were exchanged for the Company’s restricted shares. See Note 13 – Stock-based Compensation.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) dMY’s issued and outstanding shares of Class B shares have converted automatically on a one-for-one basis into Class A shares; and (b) Genius Merger Sub, Inc, a whole-owned subsidiary of the Company, has merged with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY has become a wholly-owned subsidiary of the Company; (ii) each issued and outstanding unit of dMY, consisting of one Class A share and one-third of one warrant were automatically detached, (iii) each issued and outstanding Class A share was converted into the right to receive one Genius ordinary share; (iv) each issued and outstanding dMY warrant to purchase a share of dMY Class A common stock have become exercisable for one Genius ordinary share. Additionally, pursuant to the Business Combination Agreement, certain dMY shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,296 shares of dMY common stock for gross redemption payments of $12,966.

Concurrently with the execution of the Business Combination Agreement, a number of accredited and institutional investors (the “PIPE Investors”) subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares, for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment was also consummated on April 20, 2021.

The Merger was accounted for as a reverse capitalization in accordance with US GAAP. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes and the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. See “Basis of Presentation and Principles of Consolidation” in Note 1 — Description of Business and Summary of Significant Accounting Policies for further details. In connection with the Merger, the Company raised gross proceeds of $606.3 million including the contribution of $276.3 million of cash held in dMY’s trust account from its initial public offering and gross proceeds from PIPE Investment of $330 million less issuance costs of $13.2 million.

Pursuant to the Business Combination Agreement, with the proceeds raised, the Company paid for redemption of certain preference shares of Maven Topco of $292.7 million, repaid certain loans granted by Maven Topco of $96.9 million and made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

In connection with the Merger, the Company incurred direct and incremental transaction costs of approximately $20.2 million associated with equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds in the condensed consolidated statements of changes in temporary equity and shareholders’ equity (deficit).

The number of Genius ordinary shares issued immediately following the consummation of the Merger was:

dMY Class A common stock outstanding prior to the Merger	27,600,000
Less: redemption of dMY shares	1,296

Genius ordinary shares issued to dMY Class A common stockholders	27,598,704
Genius ordinary shares issued to dMY Class B common stockholders	6,900,000
Genius ordinary shares issued to PIPE Investors	33,000,000

Total Genius ordinary shares issued in connection with the Merger and PIPE Investment	67,498,704
Genius ordinary shares converted from legacy Maven Topco shares(1)	100,137,777

Total Genius ordinary shares issued immediately after the Merger	167,636,481

(1)

Includes 79,587,346 Genius ordinary shares converted from existing classes of shares of Maven Topco and 20,550,431 Genius ordinary shares related to vested rollover Incentive Securities. See Note 13 – Stock-based Compensation for further details.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 3. Business Combinations

Second Spectrum Acquisition

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum, Inc (“Second Spectrum”) for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world. The financial results of Second Spectrum have been included in the Company’s condensed consolidated statements of operations statements since the acquisition date of June 15, 2021.

Consideration Transferred

The summary computation of consideration transferred is presented as follows (in thousands):

Consideration Transferred
Cash for outstanding Second Spectrum capital stock (1)	$111,535
Fair value of Genius Sports Limited common stock issued for outstanding Second Spectrum capital stock (2)	83,291
Cash for vested outstanding Second Spectrum equity awards (3)	3,490

Total consideration transferred	$198,316

(1)	Includes cash consideration paid to former Second Spectrum shareholders totaling $111.5 million.
(2)

Represents the issuance of 4.7 million shares of the Company’s common stock at June 15, 2021 closing price of $17.74 per share to the former Second Spectrum shareholders. See Note 14 – Fair Value Measurements for details of additional shares issuance of 2.7 million shares on February 2, 2022 to the sellers that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(3)

Includes $3.5 million cash settlement of Second Spectrum’s vested outstanding stock options as of June 15, 2021 associated with the pre-acquisition services provided by former Second Spectrum shareholders.

Purchase Price Allocation

Fair values are based on management’s analysis including work performed by third party valuation specialists. The following table summarizes the fair value of assets acquired and liabilities assumed on the acquisition date of June 15, 2021, with the excess recorded as goodwill (in thousands):

Fair value of net assets acquired
Cash and cash equivalents	$43,865
Accounts receivables, net	1,126
Prepaid expenses	252
Other current assets	1
Property and equipment, net	5,187
Intangible assets, net	83,800
Other assets	167
Goodwill (1)	101,411

Total assets acquired	$235,809

Accounts payable	273
Accrued expenses	13,961
Deferred revenue	6,670
Other current liabilities	454
Deferred tax liability	16,135

Total liabilities assumed	$37,493

Total consideration transferred	$198,316

(1)	Reflects a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The following table sets forth the components of identifiable intangible assets acquired and their weighted average useful lives by major class of intangible assets as of the acquisition date of June 15, 2021 (in thousands):

	Useful Lives	As of June 15, 2021
	(years)	(in thousands)
Technology	3	$50,000
Marketing products (1)	3 – 15	33,800

Total intangible assets acquired subject to amortization		$83,800

(1)	Includes customer relationships of $31.0 million with a useful life of 3 years and trademarks of $2.8 million with a useful life of 15 years

Goodwill is primarily attributed to expected growth in new contracted customer contracts, new technologies anticipated from the acquisition and the assembled workforce of Second Spectrum. The goodwill acquired will not generate amortization deductions for income tax purposes.

Unaudited Pro Forma Information

The following unaudited pro forma financial information presents combined results of operations for the periods presented as if the acquisition of Second Spectrum had occurred on January 1, 2020 (in thousands):

Three Months Ended September 30,
2021
Pro forma revenue	$69,136
Pro forma net loss	(68,999)

Nine Months Ended September 30,
2021
Pro forma revenue	$188,269
Pro forma net loss	(536,209)

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented above has been derived from the historical condensed consolidated financial statements of the Company and from the historical accounting records of Second Spectrum.

The unaudited pro forma results include certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, assuming the acquisition had occurred on January 1, 2020, including the following:

(1)

Transaction costs of approximately $10.7 million are assumed to have occurred on January 1, 2020 and are recognized as if incurred in the first quarter of 2020. Of these transaction costs, $6.6 million are incurred by Second Spectrum and $4.1 million are incurred by the Company.

(2)

Payment of approximately $1.6 million related to the acceleration of Second Spectrum’s historical unvested stock options as a result of the acquisition is assumed to have occurred on January 1, 2020 and is recognized as if incurred in the first quarter of 2020.

FanHub Acquisition

On June 9, 2021, the Company acquired all outstanding equity interests in Fan Hub Media Holdings Pty Limited (“FanHub”) for cash of approximately $13.2 million and equity of approximately $19.0 million. FanHub is a leading provider of free-to-play (F2P) games and fan engagement solutions and provides a suite of technology solutions built around three core service offerings: games, betting and social activation. The Company included the financial results of FanHub in the condensed consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.4 million in the second quarter of fiscal year 2021 in connection with the acquisition of FanHub which was recorded in transaction expenses in the condensed consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.0 million of newly acquired intangible assets including Technology and Marketing Products and $20.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Spirable Acquisition

On August 17, 2021, the Company acquired all outstanding equity interests in Photospire Limited (“Spirable”) for an aggregate consideration transferred of $43.5 million including cash, equity and contingent consideration of $27.2 million, $9.7 million and $6.6 million, respectively. Spirable, based in London, United Kingdom, is a leading creative performance platform that allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The Company incurred transaction costs of $2.8 million in the third quarter of fiscal year 2021 in connection with the acquisition of Spirable which was recorded in transaction expenses in the condensed consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.8 million of newly acquired intangible assets including Technology and Marketing Products and $30.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition is not material to the Company’s condensed consolidated financial statements. In the three and nine months ended September 30, 2022, the Company recorded zero and $1.3 million gain from fair value remeasurement of contingent consideration, respectively.

Changes in the carrying amount of goodwill for the periods presented in accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2021	$346,418
Goodwill acquired (1)	20
Effect of currency translation remeasurement	(60,599)

Balance as of September 30, 2022	$285,839

(1)	Working capital adjustment in the first quarter of fiscal year 2022 for the FanHub acquisition

No impairment of goodwill was recognized for the three and nine months ended September 30, 2022.

Note 4. Revenue

Disaggregation of Revenues

Revenue by Major Product Group

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the condensed consolidated statements of operations. Revenue for the Company’s major product groups consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue by Product Group
Betting Technology, Content and Services	$49,156	$43,644	$143,708	$123,272
Media Technology, Content and Services	17,931	13,898	57,059	31,261
Sports Technology and Services	11,563	11,594	34,923	24,190

Total	$78,650	$69,136	$235,690	$178,723

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue by geographical market:
Europe	$43,222	$46,024	$131,363	$127,761
Americas	28,978	18,597	86,428	38,511
Rest of the world	6,450	4,515	17,899	12,451

Total	$78,650	$69,136	$235,690	$178,723

In the three months ended September 30, 2022, the United States of America, Gibraltar and Malta represented 30%, 14% and 11% of total revenue, respectively. In the three months ended September 30, 2021, the United States of America, United Kingdom, Gibraltar and Malta represented 20%, 14%, 13% and 13% of total revenue, respectively. In the nine months ended September 30, 2022, the United States of America, Gibraltar and Malta represented 30%, 14% and 11% of total revenue, respectively. In the nine months ended September 30, 2021, Malta, the United States of America, Gibraltar and the United Kingdom represented 15%, 14%, 14% and 13% of total revenue, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the three and nine months ended September 30, 2022 and 2021, respectively.

Revenue from Other Sources

For the three and nine months ended September 30, 2022, revenue for the Sports Technology and Services product group includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $374.2 million as of September 30, 2022. The Company expects to recognize approximately 50% in revenue within one year, and the remainder in the next 13 – 117 months.

During the three and nine months ended September 30, 2022, the Company recognized revenue of $13.0 million and $36.9 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 6 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of September 30, 2022, the Company had $31.5 million of contract assets and $40.8 million of contract liabilities, recognized as deferred revenue. As of December 31, 2021, the Company had $21.8 million of contract assets and $29.9 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue beginning balance within the next 12 months.

Note 5. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of September 30, 2022 and December 31, 2021 are as follows (in thousands):

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$116,908	$222,378
Restricted cash, current and non-current	33,487	—

Cash, cash equivalents and restricted cash	$150,395	$222,378

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £30.0 million ($33.5 million as of September 30, 2022). See Note 16 – Commitments and Contingencies.

Note 6. Accounts Receivable, Net

As of September 30, 2022, accounts receivable, net consisted of accounts receivable of $35.6 million less allowance for doubtful accounts of $1.0 million. As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $50.1 million less allowance for doubtful accounts of $1.3 million.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 7. Intangible Assets, Net

Intangible assets subject to amortization as of September 30, 2022 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	7	$58,800	$23,903	$34,897
Marketing products	7	51,817	18,923	32,894
Technology	2	92,978	59,929	33,049
Capitalized software	3	85,945	43,741	42,204

Total intangible assets		$289,540	$146,496	$143,044

Intangible assets subject to amortization as of December 31, 2021 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	7	$71,266	$23,625	$47,641
Marketing products	6	62,803	12,786	50,017
Technology	2	112,698	54,811	57,887
Capitalized software	2	70,494	34,820	35,674

Total intangible assets		$317,261	$126,042	$191,219

Amortization expense was $15.5 million and $18.3 million for the three months ended September 30, 2022 and 2021, respectively. Amortization expense was $47.9 million and $39.9 million for the nine months ended September 30, 2022 and 2021, respectively.

Note 8. Other Assets

Other assets (current and long-term) as of September 30, 2022 and December 31, 2021 are as follows (in thousands):

	September 30, 2022	December 31, 2021
Other current assets:
Non-trade receivables	$3,066	$6,767
Inventory	363	530

Total other current assets	$3,429	$7,297

Other assets:
Security deposit	$3,485	$4,059
Corporate tax receivable	4,055	3,886
Sales tax receivable	2,760	623
Contract costs	1,532	1,751

Total other assets	$11,832	$10,319

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 9. Debt

The following table summarizes outstanding debt balances as of September 30, 2022 and December 31, 2021 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	September 30, 2022	December 31, 2021
Genius Sports Italy Srl Mortgage	December 2010	December 2025	1.0%	$60	$88
Promissory Notes	January 2022	January 2023 to January 2024	4.7%	13,964	—

				$14,024	$88
Less current portion of debt				(7,163)	(23)

Non-current portion of debt				$6,861	$65

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to $0.1 million as of September 30, 2022, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars, equivalent to $14.0 million as of September 30, 2022. The Company has determined an effective interest rate of 4.7%. The promissory notes incur no cash interest, and mature on January 1, 2023 and January 1, 2024. As of September 30, 2022, the estimated fair value of the promissory notes approximates the carrying value.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of September 30, 2022 and December 31, 2021, the Company had no outstanding borrowings under its lines of credit.

As of September 30, 2022 and December 31, 2021, the Company was in compliance with all applicable covenants related to its indebtedness.

Interest Expense

Interest expense was $0.4 million and $0.2 million for the three months ended September 30, 2022 and 2021, respectively. Interest expense was $1.1 million and $3.2 million for the nine months ended September 30, 2022 and 2021, respectively.

Debt Maturities

Expected future payments for all borrowings as of September 30, 2022 are as follows:

Fiscal Period:	(in thousands)
2022 (Remaining)	$5
2023	7,163
2024	6,839
2025	17
2026	—
Thereafter	—

Total payment outstanding	$14,024

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allows the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants have an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand. In the three and nine months ended September 30, 2022, no Public Warrants were exercised. As of September 30, 2022, 7,668,381 Public Warrants remained outstanding.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On September 15, 2021, the Private Placement Warrants were exercised in full on a cashless basis, resulting in the issuance of 2,282,759 shares of Common Stock. None of the Private Placement Warrants remain outstanding as of September 30, 2022.

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.

For the three months ended September 30, 2022 and 2021, a loss of $2.2 million and $10.5 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s condensed consolidated statements of operations, respectively. For the nine months ended September 30, 2022 and 2021, a gain of $11.2 million and loss of $49.3 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s condensed consolidated statements of operations, respectively.

Note 11. Other Liabilities

Other liabilities (current and long-term) as of September 30, 2022 and December 31, 2021 are as follows (in thousands):

	September 30,	December 31,
	2022	2021
Other current liabilities:
Other payables	$3,984	$2,839
Deferred consideration	6,315	5,675
Contingent consideration	6,349	21,840
Corporate tax payable	125	—

Total other current liabilities	$16,773	$30,354

Other liabilities:
Deferred consideration	$—	$4,595
Contingent consideration	—	6,532

Total other liabilities	$—	$11,127

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 12. Loss Per Share

The Company uses the two-class method to calculate net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share. Undistributed earnings for each period are allocated to participating securities, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for Preference Shares outstanding in the periods to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three and nine months ended September 30, 2022 and 2021 is as follows (in thousands except share and per share data):

	Three Months ended September 30,
	2022	2021
Net loss attributable to common stockholders – basic and diluted	$(8,967)	$(69,977)
Basic and diluted weighted average common stock outstanding	200,142,706	188,866,430

Loss per share attributable to common stockholders – basic and diluted	$(0.04)	$(0.37)

	Nine Months ended September 30,
	2022	2021
Net loss – basic and diluted	$(53,920)	$(539,463)
Preferred share accretion	—	(11,327)

Net loss attributable to common stockholders – basic and diluted	$(53,920)	$(550,790)
Basic and diluted weighted average common stock outstanding	198,099,515	137,022,447

Loss per share attributable to common stockholders – basic and diluted	$(0.27)	$(4.02)

The shares and net loss per common share, prior to the Business Combination, have been retroactively restated as shares reflecting the Exchange Ratio of approximately 37.38624 shares of the Company per one share of Maven Topco as established in the Merger.

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three and Nine Months ended September 30,
	2022	2021
Stock options to purchase common stock	355,936	445,868
Unvested restricted shares	3,859,127	10,778,703
Public and private placement warrants to purchase common stock	7,668,381	7,669,626
Unvested equity-settled restricted share units	2,653,515	—
Unvested equity-settled performance-based restricted share units	1,876,413	—
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000

Total	34,913,372	37,394,197

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 13. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger. See Note 2 – Reverse Capitalization.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.

The estimated October Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Common share and equivalents price - marketable (1)	$10.26
Discount for lack of marketability (“DLOM”) (2)	16.0%
*Term (3)	4.5	years
*Volatility (4)	83.3%
*Risk-free rate (5)	0.3%

(1)	Represents the publicly traded common stock price of dMY as of the modification date on October 27, 2020
(2)

Represents the discount for lack of marketability of the historical Incentive Securities as of the modification date on October 27, 2020 (subsequently converted to restricted shares upon Closing), calculated using the Finnerty Method

(3)	Represents the sum of the expected term from the modification date to Closing (6 months) and the vesting period of 4 years for Performance-Vesting Restricted Shares
(4)	Calculated based on comparable companies’ historical volatilities over a matching term of 4.5 years
(5)	Based on the U.S. Constant Maturity Treasury yield curve as of the modification date over a matching term of 4.5 years
*	Only used to estimate the modification date fair value of historical Class D Incentive Securities (subsequently converted to Performance-Vesting Restricted Shares) under Monte Carlo simulations

Second Spectrum Restricted Shares

On June 15, 2021, as part of the Company’s acquisition of Second Spectrum (See Note 3 – Business Combinations), the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s overall restricted shares activities for the nine months ended September 30, 2022 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2021	8,889,155	$8.44
Forfeited	(103,729)	$7.77
Vested	(4,926,299)	$8.70

Unvested restricted shares as of September 30, 2022	3,859,127	$8.14

The compensation cost recognized for the restricted shares during the three months ended September 30, 2022 and 2021 was $10.2 million, and $14.6 million, respectively. The compensation cost recognized for the restricted shares during the nine months ended September 30, 2022 and 2021 was $38.8 million, and $230.1 million, respectively.

As of September 30, 2022, total unrecognized compensation cost related to the restricted shares was $9.9 million and is expected to be recognized over a weighted-average service period of 1.2 years.

Stock Options

2021 Option Plan

On April 20, 2021 (“Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

The estimated Grant Date fair value of the Company’s options under the 2021 Option Plan was calculated using a combination of the Black Scholes Option Pricing Model and Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	5.0	years
Common stock price (2)	$16.21
Volatility (3)	90.1%
Risk-free rate (4)	0.8%
Strike price (1)	$10.00
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 5 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 5 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s options activity for the nine months ended September 30, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2021	436,238	$10.00	4.30	$—
Forfeited	(80,302)	$10.00

Outstanding as of September 30, 2022	355,936	$10.00	3.56	$—
Exercisable as of September 30, 2022	144,864

Unvested as of September 30, 2022	211,072

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The compensation cost recognized for options during the three months ended September 30, 2022 and 2021 was $0.1 million and $0.4 million, respectively. The compensation cost recognized for options during the nine months ended September 30, 2022 and 2021 was $0.6 million and $1.1 million, respectively. The total fair value of options that vested during the three and nine months ended September 30, 2022 was $0.1 million and $0.9 million, respectively.

As of September 30, 2022, the Company had $1.6 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 2.26 years.

2022 Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

On April 5, 2022 (“Grant Date”), the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Equity-settled Restricted Share Units

The estimated Grant Date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the nine months ended September 30, 2022 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2021	—
Granted	3,107,824	$4.15
Forfeited	(306,273)	$4.27
Vested	(148,036)	$3.03

Unvested RSUs as of September 30, 2022	2,653,515	$4.19

The compensation cost recognized for RSUs during the three and nine months ended September 30, 2022 was $1.2 million and $3.4 million, respectively.

As of September 30, 2022, the Company had $7.9 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 2.1 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of less than $0.1 million as of September 30, 2022.

The estimated Grant Date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s Cash-settled RSUs activity for the nine months ended September 30, 2022 is as follows:

	Number of Cash- Settled RSUs	Weighted Average Grant Date Fair Value per Cash-Settled RSU
Unvested Cash-Settled RSUs as of December 31, 2021	—
Granted	13,005	$4.27

Unvested Cash-Settled RSUs as of September 30, 2022	13,005	$4.27

The compensation cost recognized for Cash-settled RSUs during the three and nine months ended September 30, 2022 was less than $0.1 million.

As of September 30, 2022, the Company had less than $0.1 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.3 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement the performance goals, but remain subject to vesting for the full three-year service period.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

The estimated Grant Date fair value of the Company’s PSUs subject to a market condition under the 2022 Employee Incentive Plan was calculated using Monte Carlo simulations based on the following assumptions:

Time to maturity (1)	2.7	years
Common stock price (2)	$4.27
Volatility (3)	70.0%
Risk-free rate (4)	2.6%
Dividend yield (5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 2.7 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 2.7 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s PSUs activity for the nine months ended September 30, 2022 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2021	—
Granted	1,955,072	$3.53
Forfeited	(78,659)	$3.54

Unvested PSUs as of September 30, 2022	1,876,413	$3.53

The compensation cost recognized for PSUs during the three and nine months ended September 30, 2022 was $0.6 million and $1.6 million, respectively.

As of September 30, 2022, the Company had $5.0 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.3 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NFL Warrants

On April 1, 2021, the Company entered into a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the nine months ended September 30, 2022 is as follows:

Number of Warrants
Outstanding as of December 31, 2021	18,500,000

Outstanding as of September 30, 2022	18,500,000

The cost recognized for the warrants during the three months ended September 30, 2022 and 2021 was $5.9 million and $22.5 million, respectively. The cost recognized for the warrants during the nine months ended September 30, 2022 and 2021 was $34.2 million and $220.8 million, respectively. As of September 30, 2022, the Company had $11.8 million of unrecognized stock-based compensation expense related to the warrants. The warrants vest over a three year period and the cost is expected to be recognized over a weighted-average period of 0.50 years. 4,250,000 warrants vested in the nine months ended September 30, 2022.

Incentive Securities

Prior to the Merger, the Company maintained an equity incentive arrangement providing employees options to purchase historical Maven Topco’s common stock (the “Incentive Securities”) consisting of B Ordinary Shares (“Class B Incentive Securities”), C Ordinary Shares, C1 Ordinary Shares, C2 Ordinary Shares (collectively, “Class C Incentive Securities”), D1 Ordinary Shares, and D2 Ordinary Shares (collectively, “Class D Incentive Securities”), with each share having a par value of $0.01, except for the Class C Incentive Securities, which had a par value of $0.21. In connection with the Merger, any Incentive Securities that remained unvested immediately prior to the Closing were exchanged for restricted shares issued under the 2021 Restricted Share Plan (discussed above in “2021 Restricted Shares Plan” section).

Pursuant to the Business Combination Agreement, a catch-up payment of $20.4 million was made to the holders of Class B Incentive Securities (“Incentive Securities Catch-Up Payment”) in relation to their rights to distribution upon liquidation events as contemplated in Maven Topco’s Articles of Incorporation. The Incentive Securities Catch-Up Payment was recognized as stock-based compensation expense upon Closing.

Based on the forfeiture provisions discussed below, although the Incentive Securities were legally issued, they were not considered outstanding from an accounting perspective.

The Incentive Securities were subject to a repurchase feature, which in most instances was essentially a forfeiture provision. The Company had a call option to any or all of the Incentive Securities and the call option price depended on whether the Incentive Securities holder who left the Company was classified as a “Good Leaver” or a “Bad Leaver”. The repurchase price for a Good Leaver’s vested Incentive Securities was the fair value of the vested Incentive Securities. The repurchase price for any Bad Leaver’s Incentive Securities, and any Incentive Securities a Good Leaver held which remained unvested, was the lower of fair value or the original cost, akin to a forfeiture provision.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Outside of retirement from the Company at the statutory retirement age and any other circumstance in which the Company’s remuneration committee exercised its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it was not probable that any participants would reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimated that holders of Incentive Securities would forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for the Incentive Securities for the period from January 1, 2021 to the Closing on April 20, 2021.

There were no Incentive Securities granted during the period from January 1, 2021 to April 20, 2021. On April 20, 2021, all Incentive Securities were converted to restricted shares pursuant to the Business Combination Agreement. There were no Incentive Securities outstanding as of September 30, 2022.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of revenue	$6,037	$22,494	$34,644	$221,028
Sales and marketing	566	521	2,263	2,922
Research and development	212	728	1,579	2,948
General and administrative	11,155	13,695	40,161	225,045

Total	$17,970	$37,438	$78,647	$451,943

Note 14. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Public Warrants are classified as Level 1 financial instruments. The fair value of Public Warrants has been measured based on the listed market price of such warrants.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Public Warrants	$5,598	$—	$—	$5,598
Contingent Consideration	—	—	6,349	6,349

Total liabilities	$5,598	$—	$6,349	$11,947

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The change in the fair value of the derivative warrant liabilities (Public Warrants) for the nine months ended September 30, 2022 is summarized as follows (in thousands):

Public Warrants
Derivative warrant liabilities at December 31, 2021	$16,794
Change in fair value	(11,196)

Derivative warrant liabilities at September 30, 2022	$5,598

Contingent consideration is classified as Level 3 financial instruments. The fair value of the Level 3 contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

With the respect to the contingent consideration obligation arising from the Spirable acquisition, the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments. Key assumptions included forecast revenue, risk-adjusted discount rate, revenue volatility and credit spread.

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2022
Beginning balance – January 1	$28,372
Issuance of shares (1)	(17,452)
Gain on fair value remeasurement of contingent consideration (2)	(4,408)
Foreign currency translation adjustments	(163)

Ending balance – September 30	$6,349

(1)

On February 2, 2022, the Company issued 2,701,576 additional ordinary shares to the sellers of Second Spectrum that received equity consideration, pursuant to the terms and conditions of the business combination agreement.

(2)	Gain on fair value remeasurement of contingent consideration mainly relates to the Second Spectrum acquisition.

As of September 30, 2022, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 15. Income Taxes

The Company had an income tax expense of $0.2 million and income tax benefit of $0.5 million, relative to pre-tax loss of $10.6 million and $70.5 million for the three months ended September 30, 2022 and 2021, respectively. The Company had an income tax expense of $0.7 million and income tax benefit of $0.4 million, relative to pre-tax loss of $55.5 million and $539.8 million for the nine months ended September 30, 2022 and 2021, respectively.

As of September 30, 2022 and December 31, 2021, the Company had no unrecognized tax benefits.

Note 16. Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases expiring at various dates through June 30, 2028. The Company also leases miscellaneous office equipment under noncancelable operating leases. Rent expense related to operating leases was $1.2 million and $1.1 million for the three months ended September 30, 2022 and 2021, respectively. Rent expense related to operating leases was $4.0 million and $3.4 million for the nine months ended September 30, 2022 and 2021, respectively. The Company also subleases certain property under operating leases. Sublease income was $0.5 million and $0.8 million for the three months ended September 30, 2022 and 2021, respectively and $1.4 million and $1.7 million for the nine months ended September 30, 2022 and 2021, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

As of September 30, 2022, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

(in thousands)
2022 (Remaining)	$1,275
2023	4,782
2024	3,749
2025	1,148
2026	21
Thereafter	33

Total	$11,008

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of September 30, 2022, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2022 (Remaining)	$23,945
2023	114,962
2024	110,099
2025	37,645
2026	16,650
Thereafter	31,004

Total	$334,305

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $16.7 million as of September 30, 2022, with approximately $11.6 million due within one year and the remaining due by 2025.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim has been amended to address the effects of Brexit. BetConstruct, having filed a defense, has now filed an amended defense and issued a counterclaim relating to competition law. Procedural steps in relation to the amended claim and amended defense and counterclaim on-going. Trial listed to take place in early part of 2024, but not before February 2024. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar is claiming that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company is currently defending the claim and Football DataCo (supported by the Company) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, the Company and Football DataCo have issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such claims. A defense has been filed and served. Disclosure completed and witness evidence exchanged. Single trial listed to take place in autumn 2022. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company previously had bank guarantees with Barclays Bank PLC. In the second quarter of fiscal year 2022 the bank guarantee was replaced with an account charge of equal value, resulting in the Company recognizing restricted cash of £30.0 million ($33.5 million) as of September 30, 2022.

The Company recorded zero and $0.2 million in interest expense in the three months ended September 30, 2022 and 2021, respectively. The Company has recorded $0.4 million and $0.6 million in interest expense in the nine months ended September 30, 2022 and 2021, respectively.

Note 17. Related Party Transactions

The Company made payments of $0.1 million and $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three months ended September 30, 2022 and 2021, respectively and payments of $0.2 million and $0.2 million for the nine months ended September 30, 2022 and 2021, respectively.

In the three and nine months ended September 30, 2022, the Company issued 117,360 RSUs to three independent members of the board of directors, vesting between April 2023 and July 2023. In the nine months ended September 30, 2021, the Company issued 42,242 restricted shares to two independent members of the board of directors, vesting between April 2022 and April 2024. Related to the issuances, the Company recognized compensation cost of $0.3 million and $0.2 million during the three and nine months ended September 30, 2022, respectively, and $0.1 million and $0.1 million during the three and nine months ended September 30, 2021, respectively, in general and administrative expense in the consolidated statements of operations.

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carried a 2.5% annual interest rate and was a full-recourse loan. On April 20, 2021 upon the successful consummation of the Merger the Company made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

The Company made payments of $9.7 million and $2.0 million to Oakvale Capital in respect to success fees relating to the Merger and acquisition of Second Spectrum, respectively, for the nine months ended September 30, 2021. A director of the Company is a founder and managing partner of Oakvale Capital.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 18. Subsequent Events

In preparing the condensed consolidated financial statements as of September 30, 2022, the Company has evaluated subsequent events through November 10, 2022, which is the date the condensed consolidated financial statements were issued.

Sportradar Litigation

On October 10, 2022 the litigation was resolved. The resolution enables Football DataCo to continue to license and market Football DataCo data, in future as it determines. The Company shall maintain the exclusive right to provide low latency Official Football DataCo betting data rights through 2024.

Sportradar has agreed to refrain from unofficial in-stadia scouting of Premier League, Football League, and Scottish Professional Football League matches, and has purchased a sublicense from the Company for a delayed feed to be marketed as the Official Football DataCo Secondary Feed, through 2024. The remaining terms of the settlement are confidential.

Amendment to Annual report on Form 20-F for the year ended December 31, 2021

During preparation of financial information related to the quarter ended September 30, 2022, and based on discussions with the Securities and Exchange Commission, the Company plans to file an amendment (the “Form 20-F/A”) to its annual report on Form 20-F for the fiscal year ended December 31, 2021, in which the Company will restate its financial statements for the fiscal years ended December 31, 2020 and 2019 to correct an error regarding the calculation of net loss attributable to preference shares, which were extinguished upon the Merger on April 20, 2021.

The error was due to the omission of the accretion amount for preference shares each period in the calculation of net loss attributable to common stockholders and loss per share prior to the closing of the Merger. Although the Company has made previous disclosures with respect to the rights and terms of preference shares, including preference shareholders’ rights to cumulative dividends, in other sections of the financial statements, the preference share accretion should have been reflected as an increase in net loss attributable to common stockholders for the year ended December 31, 2020 and 2019. The financial statements for the year ended December 31, 2021, were not materially affected by this error because the preference shares were fully redeemed as part of the Merger and there is no further impact of the preference shares following the Merger.

The Company intends to amend and restate the affected financial statements, along with related footnote disclosures, by filing the Form 20-F/A as soon as practicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries prior to the consummation of the Business Combination (as defined below).

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2022 and 2021 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2021 in our 2021 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 500 sportsbook brands and over 150 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Following the acquisition of Second Spectrum, Inc (“Second Spectrum”), Genius is now a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”), National Basketball Association (“NBA”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season and NFL data rights contract, which runs through the end of the 2026-2027 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	September 30,
	2022	2021
Events under official rights	192,550	191,698
Of which, exclusive	133,482	120,317

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions (“the Merger”). The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius was the accounting acquirer in the Merger and dMY was treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Merger would reflect Genius’ historical financial results. See condensed consolidated financial statements on Form 6-K for the period ending June 30, 2021.

As a result of the Merger, Genius Sports Limited is now a publicly traded company with its ordinary shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Acquisition of Second Spectrum Inc.

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of 2021. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement. Second Spectrum is the official tracking provider of the EPL, NBA, and MLS, using advanced AI capabilities and computer vision technology to capture precise ball and player location-based data. In addition to these relationships, Second Spectrum has partnerships with ESPN and Bally Sports to offer augmented reality features for select soccer and basketball games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers, to provide new content and revolutionize the fan viewing experience. The combined offering of the Company’s existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

As part of the Company’s initial assessment, intangible assets acquired relate to existing technology, customer relationships and trademarks.

NFL License Agreement

On April 1, 2021, the Company entered into a new multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year term.

CFL Ventures

On December 10, 2021, the Company announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius Sports will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the EPL and NFL, among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL have also agreed that Genius Sports will acquire a minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product groups: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product group, for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue by Product Group
Betting Technology, Content and Services	$49,156	$43,644	$143,708	$123,272
Media Technology, Content and Services	17,931	13,898	57,059	31,261
Sports Technology and Services	11,563	11,594	34,923	24,190

Total	$78,650	$69,136	$235,690	$178,723

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services – revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities through the acquisition of Photospire Limited (“Spirable”) and their creative performance platform, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games through the acquisition of Fan Hub Media Holdings Pty Limited (“FanHub”). Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Also included within Sports Technology, Content and Services are revenues derived from Sportzcast, Inc. (“Sportzcast”), a company acquired in December 2020, and Second Spectrum, acquired in June 2021. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services through the acquisition of Second Spectrum. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Gain on fair value remeasurement of contingent consideration. Gain on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public and private warrant liabilities assumed as part of the Merger. Warrant liabilities are revalued at each reporting period.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 15 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements appearing elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(8,967)	$(69,977)	$(53,920)	$(539,463)
Adjusted for:
Interest expense, net	367	175	1,133	3,185
Income tax expense (benefit)	229	(497)	744	(379)
Amortization of acquired intangibles (1)	9,604	13,023	30,521	26,266
Other depreciation and amortization (2)	7,273	6,708	21,553	16,261
Stock-based compensation (3)	17,970	37,438	78,747	451,943
Transaction expenses	—	2,876	128	9,646
Litigation and related costs (4)	2,355	1,828	11,600	3,528
Change in fair value of derivative warrant liabilities	2,224	10,452	(11,196)	49,319
Gain on fair value remeasurement of contingent consideration	—	—	(4,408)	—
Gain on foreign currency	(25,548)	(4,941)	(68,302)	(9,645)
Other (5)	2,151	2,523	6,527	3,396

Adjusted EBITDA	$7,658	$(392)	$13,127	$14,057

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets, severance costs, losses on termination of property leases and employee share scheme set up costs.

On a constant currency basis, Adjusted EBITDA would have been $(2.2) million and $11.1 million for the three and nine months ended September 30, 2021.

Constant Currency

Certain income statement items in this Report on Form 6-K are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Operating Results

Three Months Ended September 30, 2022 Compared to the Three Months Ended September 30, 2021

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended		Variance
	September 30, 2022	September 30, 2021	In dollars	In%

	(dollars, in thousands)
Revenue	$78,650	$69,136	$9,514	14%
Cost of revenue(1)	72,821	86,441	(13,620)	(16%)

Gross profit (loss)	5,829	(17,305)	23,134	(134%)

Operating expenses:
Sales and marketing(1)	6,207	6,077	130	2%
Research and development(1)	8,105	9,789	(1,684)	(17%)
General and administrative(1)	24,878	28,741	(3,863)	(13%)
Transaction expenses	—	2,876	(2,876)	(100%)

Total operating expense	39,190	47,483	(8,293)	(17%)

Loss from operations	(33,361)	(64,788)	31,427	(49%)

Interest expense, net	(367)	(175)	(192)	110%
Loss on disposal of assets	(164)	—	(164)	—
Change in fair value of derivative warrant liabilities	(2,224)	(10,452)	8,228	(79%)
Gain on foreign currency	25,548	4,941	20,607	417%

Total other expenses	22,793	(5,686)	28,479	(501%)

Loss before income taxes	(10,568)	(70,474)	59,906	(85%)

Income tax (expense) benefit	(229)	497	(726)	(146%)
Gain from equity method investment	1,830	—	1,830	—

Net loss	$(8,967)	$(69,977)	$61,010	(87% )

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended		Variance
	September 30, 2022	September 30, 2021	In dollars	In%

	(dollars, in thousands)
Cost of revenue	$6,037	$22,494	$(16,457)	(73% )
Sales and marketing	566	521	45	9%
Research and development	212	728	(516)	(71%)
General and administrative	11,155	13,695	(2,540)	(19%)

Total stock-based compensation	$17,970	$37,438	$(19,468)	(52% )

Revenue

Revenue was $78.7 million for the three months ended September 30, 2022 compared to $69.1 million for the three months ended September 30, 2021. Revenue increased $9.5 million, or 14%. On a constant currency basis, revenue would have increased $17.1 million, or 28% in the three months ended September 30, 2022.

Betting Technology, Content and Services revenue increased $5.5 million, or 13%, to $49.2 million for the three months ended September 30, 2022 from $43.6 million for the three months ended September 30, 2021. New customer acquisitions contributed $6.5 million to the increase, while a further $0.2 million was driven by increased customer utilization of Genius’ available event content, offset by a decrease in business with existing customers of $1.2 million due to unfavorable foreign exchange rate movements. Events under official sports data and streaming rights increased to 192,550 as of September 30, 2022 from 191,698 as of September 30, 2021. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $11.2 million, or 30% in the three months ended September 30, 2022.

Media Technology, Content and Services revenue increased $4.0 million, or 29%, to $17.9 million for the three months ended September 30, 2022 from $13.9 million for the three months ended September 30, 2021, driven by the acquisition of new customers in the Americas primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions. On a constant currency basis, Media Technology, Content and Services revenue would have increased $5.2 million, or 41% in the three months ended September 30, 2022.

Sports Technology and Services revenue was constant at $11.6 million for the three months ended September 30, 2022 and 2021, respectively. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $3.5 million in the three months ended September 30, 2022 compared to $4.1 million in the three months ended September 30, 2021. On a constant currency basis, Sports Technology and Services revenue would have increased $0.7 million, or 6% in the three months ended September 30, 2022.

Cost of revenue

Cost of revenue was $72.8 million for the three months ended September 30, 2022, compared to $86.4 million for the three months ended September 30, 2021. The $13.6 million decrease in cost of revenue includes a $16.5 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $2.8 million, which is primarily driven by higher data rights and media direct costs and increased amortization of capitalized software development costs and acquired intangibles.

Data and streaming rights costs were $27.3 million for the three months ended September 30, 2022, compared to $26.0 million for the three months ended September 30, 2021. The $1.3 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $8.5 million for the three months ended September 30, 2022, compared to $5.9 million for the three months ended September 30, 2021. The $2.6 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $5.8 million for the three months ended September 30, 2022, compared to $5.1 million for the three months ended September 30, 2021. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $10.2 million for the three months ended September 30, 2022, compared to $13.4 million for the three months ended September 30, 2021. This decrease is driven primarily by technology assets recognized as part of the Apax Funds Investment being fully amortized in 2021.

Sales and marketing

Sales and marketing expenses were comparable with $6.2 million for the three months ended September 30, 2022, and $6.1 million for the three months ended September 30, 2021.

Research and development

Research and development expenses were $8.1 million for the three months ended September 30, 2022, compared to $9.8 million for the three months ended September 30, 2021. The $1.7 million decrease includes a $0.5 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $1.2 million, which was primarily due to Genius capitalizing a higher portion of internally developed software costs in the period.

General and administrative

General and administrative expenses were $24.9 million for the three months ended September 30, 2022, compared to $28.7 million for the three months ended September 30, 2021. The $3.9 million decrease includes a $2.5 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the decrease would have been $1.3 million, which was driven by lower staff costs.

Transaction expenses

Transaction expenses were $2.9 million for the three months ended September 30, 2021, primarily due to acquisitions in the period.

Interest expense, net

Interest expense, net was $0.4 million for the three months ended September 30, 2022, compared to $0.2 million for the three months ended September 30, 2021. The $0.2 million increase is primarily due to the promissory notes issued as part of the equity investment in the CFL in January 2022.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of $2.2 million and $10.5 million for the three months ended September 30, 2022 and 2021, respectively, due to revaluation of the public warrants assumed as part of the Merger.

Foreign currency gain

Genius recorded a foreign currency gain of $25.5 million and $4.9 million for the three months ended September 30, 2022 and 2021, respectively. The gain in the three months ended September 30, 2022 and 2021 was mainly due to the depreciation of the GBP against local currencies during those periods, in particular the USD.

Income tax (expense) benefit

Income tax expense was $0.2 million and income tax benefit was $0.5 million for the three months ended September 30, 2022 and 2021, respectively. The change to income tax expense from income tax benefit was primarily due to the effect of income tax expenses in overseas jurisdictions, together with the unavailability of being able to take any additional tax timing benefit for the additional UK losses incurred in the period.

Gain from equity method investment

Gain from equity method investment was $1.8 million for the three months ended September 30, 2022, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $9.0 million for the three months ended September 30, 2022 and $70.0 million for the three months ended September 30, 2021.

Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Nine Months Ended		Variance
	September 30, 2022	September 30, 2021	In dollars	In%

	(dollars, in thousands)
Revenue	$235,690	$178,723	$56,967	32%
Cost of revenue(1)	236,013	366,746	(130,733)	(36%)

Gross loss	(323)	(188,023)	187,700	(100%)

Operating expenses:
Sales and marketing(1)	24,412	16,943	7,469	44%
Research and development(1)	23,230	19,928	3,302	17%
General and administrative(1)	89,964	262,442	(172,478)	(66%)
Transaction expenses	128	9,646	(9,518)	(99%)

Total operating expense	137,734	308,959	(171,225)	(55%)

Loss from operations	(138,057)	(496,982)	358,925	(72%)

Interest expense, net	(1,133)	(3,185)	2,052	(64%)
Loss on disposal of assets	(171)	(1)	(170)	17,000%
Gain on fair value remeasurement of contingent consideration	4,408	—	4,408	—
Change in fair value of derivative warrant liabilities	11,196	(49,319)	60,515	(123%)
Gain on foreign currency	68,302	9,645	58,657	608%

Total other income (expenses)	82,602	(42,860)	125,462	(293%)

Loss before income taxes	(55,455)	(539,842)	484,387	(90%)

Income tax (expense) benefit	(744)	379	(1,123)	(296%)
Gain from equity method investment	2,279	—	2,279	—

Net loss	$(53,920)	$(539,463)	$485,543	(90%)

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Nine Months Ended		Variance
	September 30, 2022	September 30, 2021	In dollars	In%

	(dollars, in thousands)
Cost of revenue	$34,644	$221,028	$(186,384)	(84%)
Sales and marketing	2,263	2,922	(659)	(23%)
Research and development	1,579	2,948	(1,369)	(46%)
General and administrative	40,261	225,045	(184,784)	(82%)

Total stock-based compensation	$78,747	$451,943	$(373,196)	(83%)

Revenue

Revenue was $235.7 million for the nine months ended September 30, 2022 compared to $178.7 million for the nine months ended September 30, 2021. Revenue increased $57.0 million, or 32%. On a constant currency basis, revenue would have increased $70.4 million, or 43% in the nine months ended September 30, 2022.

Betting Technology, Content and Services revenue increased $20.4 million, or 17%, to $143.7 million for the nine months ended September 30, 2022 from $123.3 million for the nine months ended September 30, 2021. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $3.5 million to the increase, while another $16.0 million was attributable to new customer acquisitions, while a further $0.9 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased to 192,550 as of September 30, 2022 from 191,698 as of September 30, 2021. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $30.9 million, or 27% in the nine months ended September 30, 2022.

Media Technology, Content and Services revenue increased $25.8 million, or 83%, to $57.1 million for the nine months ended September 30, 2022 from $31.3 million for the nine months ended September 30, 2021, driven by the acquisition of new customers in the Americas primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions. On a constant currency basis, Media Technology, Content and Services revenue would have increased $27.4 million, or 93% in the nine months ended September 30, 2022.

Sports Technology and Services revenue increased $10.7 million, or 44%, to $34.9 million for the nine months ended September 30, 2022 from $24.2 million for the nine months ended September 30, 2021. This was driven by the inclusion of revenues derived from acquisitions, including Second Spectrum (acquired in June 2021). In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $11.2 million in the nine months ended September 30, 2022 compared to $10.7 million in the nine months ended September 30, 2021. On a constant currency basis, Sports Technology and Services revenue would have increased $12.0 million, or 52% in the nine months ended September 30, 2022.

Cost of revenue

Cost of revenue was $236.0 million for the nine months ended September 30, 2022, compared to $366.7 million for the nine months ended September 30, 2021. The $130.7 million decrease in cost of revenue includes a $186.4 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $55.7 million, which is primarily driven by higher data rights and media direct costs and increased amortization of capitalized software development costs and acquired intangibles.

Data and streaming rights costs were $77.2 million for the nine months ended September 30, 2022, compared to $53.8 million for the nine months ended September 30, 2021. The $23.3 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $27.1 million for the nine months ended September 30, 2022, compared to $16.2 million for the nine months ended September 30, 2021. The $10.9 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $16.9 million for the nine months ended September 30, 2022, compared to $13.1 million for the nine months ended September 30, 2021. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $32.1 million for the nine months ended September 30, 2022, compared to $27.0 million for the nine months ended September 30, 2021. This increase is driven primarily by amortization of acquired intangibles, arising from acquisitions completed in 2021.

Sales and marketing

Sales and marketing expenses were $24.4 million for the nine months ended September 30, 2022, compared to $16.9 million for the nine months ended September 30, 2021. The $7.5 million increase includes a $0.7 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $8.1 million, which is primarily driven by higher staff costs due to recent acquisitions completed in 2021, and investment in Genius teams in the United States of America to drive growth in that country.

Research and development

Research and development expenses were $23.2 million for the nine months ended September 30, 2022, compared to $19.9 million for the nine months ended September 30, 2021. The $3.3 million increase includes a $1.4 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $4.7 million, which was primarily due to investment in the underlying Genius platform and teams to drive future growth.

General and administrative

General and administrative expenses were $90.0 million for the nine months ended September 30, 2022, compared to $262.4 million for the nine months ended September 30, 2021. The $172.5 million decrease includes a $184.8 million decrease in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $12.3 million, which was driven by increased costs associated with ongoing business activities and efforts involved to operate as a public company, non-routine litigation costs and higher staff costs associated with acquisitions completed in 2021.

Transaction expenses

Transaction expenses were $0.1 million and $9.6 million for the nine months ended September 30, 2022 and 2021 respectively. Transaction expenses in the nine months ended September 30, 2021 related to the Merger and acquisitions in the period.

Interest expense, net

Interest expense, net was $1.1 million for the nine months ended September 30, 2022, compared to $3.2 million for the nine months ended September 30, 2021. The $2.1 million decrease is primarily due to the settlement in full of the Investor Loan Notes and the Related Party Loan upon consummation of the Merger in April 2021.

Gain on fair value remeasurement of contingent consideration

Genius recorded a gain on fair value remeasurement of contingent consideration of $4.4 million for the nine months ended September 30, 2022, which mainly relates to the Second Spectrum acquisition.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a gain of $11.2 million for the nine months ended September 30, 2022 and a loss of $49.3 million for the nine months ended September 30, 2021, due to revaluation of the public and private warrants assumed as part of the Merger.

Foreign currency gain

Genius recorded a foreign currency gain of $68.3 million and $9.6 million for the nine months ended September 30, 2022 and 2021, respectively. The gain in the nine months ended September 30, 2022 and 2021 was mainly due to the depreciation of the GBP against local currencies during that period, in particular the USD.

Income tax (expense) benefit

Income tax expense was $0.7 million and income tax benefit was $0.4 million for the nine months ended September 30, 2022 and 2021, respectively. The change to income tax expense from income tax benefit was primarily due to the effect of income tax expenses in overseas jurisdictions, together with the unavailability of being able to take any additional tax timing benefit for the additional UK losses incurred in the period.

Gain from equity method investment

Gain from equity method investment was $2.3 million for the nine months ended September 30, 2022, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $53.9 million for the nine months ended September 30, 2022 and $539.5 million for the nine months ended September 30, 2021.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $14.0 million and $0.1 million in debt outstanding as of September 30, 2022 and December 31, 2021, respectively. Substantially all of this debt was in the form of Promissory Notes bearing non-cash interest at 4.7% annually.

In addition, Genius has a £0.2 million overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 6-K.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Nine Months Ended September 30,
	2022	2021
	(dollars, in thousands)
Net cash used in operating activities	$(5,134)	$(60,698)
Net cash used in investing activities	(43,127)	(119,953)
Net cash provided by financing activities	—	409,043

Operating activities

Net cash used in operating activities was $5.1 million and $60.7 million in the nine months ended September 30, 2022 and 2021, respectively. In the nine months ended September 30, 2022 net cash used in operating activities primarily reflected changes in working capital of $9.7 million, offset by Genius’ net loss net of non-cash items of $4.6 million. In the nine months ended September 30, 2021, net cash used in operating activities primarily reflected the effect of business combinations of $23.6 million and changes in working capital of $38.6 million offset by the impact of Genius’ net loss net of non-cash items of $1.5 million.

Investing activities

Net cash used in investing activities was $43.1 million and $120.0 million in the nine months ended September 30, 2022 and 2021, respectively. In the nine months ended September 30, 2022, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $31.3 million, purchases of property and equipment of $3.9 million and equity investments of $8.0 million. In the nine months ended September 30, 2021, investing cash flows primarily reflect the acquisition of Second Spectrum, Inc, Photospire Limited and Fan Hub Media Holdings Pty Limited of $72.2 million, $24.6 million and $8.1 million respectively, combined with internally developed software costs of $16.3 million and purchases of property and equipment of $3.6 million, offset by the repayment of $4.7 million of executive loan notes.

Financing activities

Net cash provided by financing activities was zero and $409.0 million in the nine months ended September 30, 2022 and 2021, respectively. In the nine months ended September 30, 2021, financing cash flows included $276.3 million cash acquired as part of the merger with dMY Technology Group, Inc. II, less dMY transaction costs of $24.8 million and Genius transaction costs of $20.2 million. Concurrent with the merger, the Company issued 33,000,000 ordinary shares providing $316.8 million proceeds, net of equity issuance costs, and paid $313.2 million to redeem certain preference shares and catch-up Class B shareholders, and $97.0 million to repay the investor loan notes in full including regular mortgage repayments. Following the Merger, the Company received $254.8 million, net of issuance costs after completing an additional public offering of 13,000,000 shares.

Critical Accounting Policies and Estimates

Genius’ condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ condensed consolidated financial statements. Genius’ significant accounting policies include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Business Combinations

•	Stock-based Compensation

•	Warrants

•	Income Tax

•	Goodwill Impairment

Goodwill Impairment

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances in accordance with the provisions of ASC Topic 350, “Intangibles - Goodwill and Other”.

In accordance with ASC 350, Genius performs goodwill impairment testing at least annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The provisions of ASC 350 require that the impairment test be performed on goodwill at the level of the reporting unit. The Company has a single reporting unit.

As required by ASC 350, the Company chooses either to perform a qualitative assessment or proceeds directly to the quantitative goodwill impairment test. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. If it is determined it is more likely than not that the fair value of reporting unit is less than its carrying value, a quantitative analysis is performed to identify goodwill impairment.

The Company adopted ASU 2017-04 (ASC 350 Intangibles - Goodwill) on January 1, 2018, which simplified the test for goodwill impairment. Subsequent to the adoption of the accounting update, impairment of goodwill is determined using a one-step approach, based on a comparison of the fair value of the reporting unit to the carrying value of its net assets; if the fair value of the reporting unit is lower than the carrying value of its net assets, then an impairment loss is recognized for the difference. The evaluation of goodwill impairment requires the Company to make assumptions associated with its reporting unit fair value. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), which is Genius’ reporting currency, using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in a $4.9 million and $6.9 million decrease in reported revenue for the three months ended September 30, 2022 and 2021, respectively, and a $15.1 million and $17.9 million decrease in reported revenue for the nine months ended September 30, 2022 and 2021, respectively. Throughout this Quarterly Report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

OTHER INFOMRATION

Legal and Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are currently involved in the following legal proceedings. See Note 16 - Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2021 20-F.